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EXHIBIT (a)(5)(D)

TRIBUNE TO REPURCHASE UP TO 126 MILLION COMMON SHARES
FOR $34 PER SHARE IN CASH
Represents over 50% of Shares Outstanding; Value of Approximately $4.3 Billion;
Initial $250 Million Investment by Sam Zell Completed

        CHICAGO, April 25, 2007—Tribune Company (NYSE: TRB) today announced that it has commenced its previously announced tender offer to repurchase up to 126 million shares of its common stock for $34 per share, returning approximately $4.3 billion of capital to shareholders. In the tender offer, shareholders will have the opportunity to tender some or all of their shares at a price of $34 per share in cash. The tender offer is being made pursuant to the previously disclosed merger agreement among Tribune, the Tribune Employee Stock Ownership Plan (ESOP), the ESOP's merger subsidiary and an affiliate of Sam Zell. The tender offer commenced today and will expire on May 24, 2007, unless extended.

        The repurchase of up to 126 million shares of common stock through the tender offer represents over 50% of Tribune's outstanding common shares with a total value of approximately $4.3 billion. The stock repurchases will be funded through bank debt and a $250 million investment from Sam Zell. The Zell investment was consummated on April 23, 2007.

        "This tender offer will return significant capital to Tribune shareholders, including employees who currently own about 23 million shares of stock," said Dennis FitzSimons, Tribune chairman, president and chief executive officer. "With Sam Zell's initial investment completed, and the tender offer launched, the first stage of our transaction that will result in Tribune Company going private is underway."

        If more than 126 million shares are tendered, the company will purchase all shares tendered in the tender offer on a pro rata basis, except for "odd lots" (lots held by owners of less than 100 shares), which will not be prorated. If fewer shares are properly tendered, the company will purchase all shares that are properly tendered and not withdrawn. All shares acquired in the tender offer will be acquired at the same price of $34 per share. Shareholders whose shares are purchased in the offer will be paid the purchase price in cash, without interest, promptly after the expiration of the offer period.

        The Chandler Trusts, which collectively hold approximately 20% of Tribune's outstanding shares of common stock, have agreed to tender all shares of Tribune common stock held by them at the expiration of the offer. The ESOP and Zell will not tender any of the shares of Tribune common stock held by them in the offer.

        The tender offer is not contingent upon any minimum number of shares being tendered. The tender offer is subject, however, to certain conditions as specified in the Offer to Purchase, including obtaining the necessary financing for the tender offer from credit facilities arranged by J.P. Morgan Securities Inc., Merrill Lynch & Co., Citigroup Global Markets Inc. and Banc of America Securities LLC and the receipt of a solvency opinion from a nationally recognized valuation firm. The credit facilities will be used to fund the tender offer, to refinance Tribune's existing revolving bank credit agreements and for general corporate purposes.

        Merrill Lynch & Co., Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Banc of America Securities LLC will serve as Co-Dealer Managers for the tender offer. Innisfree M&A Incorporated will serve as Information Agent and Computershare Trust Company, N.A. will serve as the Depositary. The Offer to Purchase, Letter of Transmittal and related documents will be mailed to shareholders of record and will also be made available for distribution to beneficial owners of Tribune common stock.

Important Additional Information Regarding the Merger and the Tender Offer will be filed with the SEC:

        In connection with the proposed merger transaction, Tribune Company will file a proxy statement and other documents with the Securities and Exchange Commission (the "SEC"). BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED MERGER TRANSACTION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement (when available) and other documents filed by Tribune with the SEC at the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents may also be obtained free of charge on Tribune's website at www.tribune.com or by directing a request to Tribune Company, 435 North Michigan Avenue, Chicago, IL 60611, Attention: Investor Relations. You may also read and copy any reports, statements and other information filed by Tribune with the SEC at the SEC public reference room at 450 Fifth Street, N.W. Room 1200, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC's website for further information on its public reference room.

        Tribune Company and its directors and executive officers may be deemed to be "participants" in the solicitation of proxies from the shareholders of Tribune in connection with the proposed merger transaction. Information about Tribune and its directors and executive officers and their ownership of Tribune common stock is set forth in the proxy statement for Tribune's Annual Meeting of Shareholders, which Tribune is required to file with the SEC. Shareholders and investors may obtain additional information regarding the interests of Tribune Company and its directors and executive officers in the merger transaction, which may be different than those of Tribune's shareholders generally, by reading the proxy statement and other relevant documents regarding the merger transaction, which will be filed with the SEC.

        This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Tribune's common stock. The solicitation of offers to buy Tribune's common stock will only be made pursuant to the offer to purchase and related materials that the company will be sending to its shareholders (when available). Shareholders should read those materials carefully (when available) because they will contain important information, including the various terms and conditions of the offer. Shareholders can obtain copies of the offer to purchase, related materials filed by the company as part of the statement on Schedule TO with the SEC on April 25, 2007 through the SEC's internet address at http://www.sec.gov without charge. Shareholders will also be able to obtain copies of the offer to purchase and related materials, when and as filed with the SEC (excluding exhibits), without charge from the company or by written or oral request directed to Innisfree M&A Incorporated, 501 Madison Avenue, New York, New York 10022, telephone number 1 (877) 825-8621 (banks and brokerage firms call collect (212) 750-5833).

Forward-Looking Statements

        This press release contains certain comments or forward-looking statements that are based largely on the company's current expectations and are subject to certain risks, trends and uncertainties. You can identify these and other forward looking statements by the use of such words as "will," "expect," "plans," "believes," "estimates," "intend," "continue," or the negative of such terms, or other comparable terminology. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements. Actual results could differ materially from the expectations expressed in these statements. Factors that could cause actual results to differ include risks related to the transactions being consummated; the risk that required regulatory approvals or financing might not be obtained in a timely manner, without conditions, or at all; the impact of the substantial indebtedness incurred to finance the consummation of the tender offer and the merger; the ability to satisfy all closing conditions in the definitive agreements; difficulties in retaining employees as a result of the merger agreement; risks of unforeseen material adverse changes to our business or operations; risks that the proposed transaction disrupts current plans, operations, and business growth initiatives; the risk associated with the outcome of any legal proceedings that may be instituted against Tribune and others following announcement of the merger agreement; and other factors described in Tribune's publicly available reports filed with the SEC, including the most current annual 10-K report, which contain a discussion of various factors that may affect Tribune's business or financial results. These factors, including also the ability to complete the tender offer or the merger, could cause actual future performance to differ materially from current expectations. Tribune is not responsible for updating the information contained in this press release beyond the published date, or for changes made to this document by wire services or Internet service providers. Tribune's next quarterly 10-Q report to be filed with the SEC may contain updates to the information included in this release.

        TRIBUNE (NYSE:TRB) is one of the country's top media companies, operating businesses in publishing, interactive and broadcasting. It reaches more than 80 percent of U.S. households and is the only media organization with newspapers, television stations and websites in the nation's top three markets. In publishing, Tribune's leading daily newspapers include the Los Angeles Times, Chicago Tribune, Newsday (Long Island, N.Y.), The Sun (Baltimore), South Florida Sun-Sentinel, Orlando Sentinel and Hartford Courant. The company's broadcasting group operates 23 television stations, Superstation WGN on national cable, Chicago's WGN-AM and the Chicago Cubs baseball team. Popular news and information websites complement Tribune's print and broadcast properties and extend the company's nationwide audience.

MEDIA CONTACTS: Gary Weitman 312/222-3394 (office) 312/222-1573 (fax) gweitman@tribune.com	INVESTOR CONTACT: Ruthellyn Musil 312/222-3787 (office) 312/222-1573 (fax) rmusil@tribune.com

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  EXHIBIT (a)(5)(D)